Exhibit 1.1

KongZhong Corporation Signs Agreement to Sell Portion of its Stake in Ourgame for roughly US$30.9 mn in Cash

BEIJING, China - November 26, 2015-KongZhong Corporation (NASDAQ: KZ) (the “Company”), a leading online games publisher and developer in the PRC, today announced that its board of directors has approved the sale of a portion of its shareholding in Ourgame International Holdings Limited ("6899.HK") (“Ourgame”) to Glassy Mind Holdings Limited.

Pursuant to the terms and conditions of a sales and purchase agreement between the Company and Glassy Mind Holdings Limited, dated as of November 24, 2015, the Company agreed to sell 39.2 million shares in Ourgame to Glassy Mind Holdings Limited at a price of HK$6.1062 per share, for a total consideration of approximately HK$239.36 million (equivalent to approximately US$30.9 million at the applicable exchange rate published by the People’s Bank of China as of the date hereof), with roughly 80% of the total consideration to be paid in cash immediately upon the completion of the sale and the remaining consideration to be paid in cash on 30 September 2016 (the “Transaction”). The completion of the Transaction is subject to a number of conditions precedent, including the obtaining of a ruling from the Securities and Futures Commission of Hong Kong in connection with the Transaction.

The Company first acquired Ourgame's shares in January 2014 prior to Ourgame's initial public offering and listing on The Stock Exchange of Hong Kong Limited in June 2014.

Upon closing of the Transaction, the Company will continue to hold approximately 20.74 million shares in Ourgame, representing approximately 2.6% of the total issued and outstanding ordinary shares of Ourgame as of the date of this press release.

About KongZhong

KongZhong Corporation (NASDAQ: KZ), listed on Nasdaq since 2004, is a leading online game developer and operator in China. KongZhong operates three main business units, namely Internet Games, Mobile Games and WVAS. Under Internet Games, KongZhong operates the largest Chinese military gaming platform under the "WAR SAGA" brand, which includes games such as World of Tanks, World of Warplanes and World of Warships. On May 15, 2014, KongZhong officially launched the most-anticipated 3D fantasy MMORPG Guild Wars 2 in China. KongZhong has the exclusive publishing rights for World of Tanks, World of Warplanes and World of Warships, Guild Wars 2, Auto Club Revolution, Blitzkrieg 3 and other titles in Mainland China.

KongZhong entered the smartphone game industry in 2011 through an acquisition of smartphone game engine and has expanded its mobile game development team across four cities across Mainland China. KongZhong offers popular mobile games in China and overseas with over 10 smartphone games across various genres being under development, including RPG, RTS, military, fantasy and etc. For more information, please visit http://ir.kongzhong.com ..

Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the wireless value-added services, wireless media, mobile games and online games industries and our future results of operations, financial condition and business prospects. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends and our results may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continued competitive pressure in China’s wireless value-added services, wireless media, mobile games and online games industries and the effect of such pressure on revenues; our ability to develop new products that are commercially successful; unpredictable changes in technology, consumer demand and usage preferences in the markets we operate; our ability to protect our intellectual property rights; the short operating history of certain of our business segments, in particular the online games segment; the state of and any change in our relationship with China’s telecommunications operators; our dependence on the billing systems of telecommunications operators for our performance; the outcome of our investment of operating income generated from the WVAS segment into the development of our wireless Internet, mobile games and online games segments; changes in the regulations or policies of the Ministry of Industry and Information Technology and other government authorities relevant to our businesses; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications and online games markets. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

KongZhong Contacts

Investor Contact

Jay Chang

Chief Financial Officer

Tel.: (+86-10) 8857 6000

E-mail: ir@kongzhong.com

Media Contact

Li Feng

Public Relations

Tel.: (+86-10) 88576000

E-mail:lifeng3@kongzhong.com